Maxim Group LLC
300 Park Avenue, 16th Floor
New York, NY 10022

March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	UY Scuti Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 Filed February 11, 2025, as amended
File No. 333-284815

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 26, 2025, in which we, Maxim Group LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Friday, March 28, 2025, at 9:00 a.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours, MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking